John A. Granda
1201 Walnut Street, Suite 2900
Kansas City, MO 64106-2150
816.691.3188 DIRECT
816.412.1159 DIRECT FAX
jgranda@stinson.com

June 25, 2013

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             MGP Ingredients, Inc.

Revised Preliminary Proxy Statement on Schedule 14A filed by Karen Seaberg et al.

Filed June 13, 2013

File No. 000-17196

Dear Mr. Duchovny:

On behalf of the above-named participants in the solicitation contemplated by the Revised Preliminary Proxy Statement, we offer the following responses to the Staff’s comment letter dated June 18, 2013.  This letter is being filed at the same time as Amendment No. 2 to the Preliminary Proxy Statement. For your convenience, our response to the Staff’s comment is preceded by the comment to which it relates.

Comment.

Please revise this proposal and proposals 5 and 6 to describe any potential negative effects of each proposal as well any potential benefits it may provide to you as holders of approximately 92% of the outstanding shares of preferred stock.

Response:

In response to the Staff’s comment, Proposals Nos. 5, 6 and 7 (previously 4, 5 and 6) have been revised to describe the potential negative effects of each proposal and to describe any potential benefits to the participants as holders of approximately 92% of the outstanding shares of preferred stock.

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We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816-691-3188.

Sincerely,

/s/ John A. Granda